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Securities and Exchange

FEB 1 6 2018

RECEIVED

S

18001028

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ANNUAL AUDITED REPORT
FORM X-17A-5 X
PART III

SEC FILE NUMBER
8-45150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARIANA CAPITAL USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1441 WEST UTE BLVD, STE 280
(No. and Street)

PARK CITY	UT	84098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG — 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP
(Name – *if individual, state last, first, middle name*)

9645 LINCOLNWAY LN, STE 214A	FRANKFORT	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM RMB

OATH OR AFFIRMATION

I, JAMES OLSSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARIANA CAPITAL USA, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO/CCO

Title

Mason Miles Perez

Notary Public

OFFICIAL STAMP
MASON MILES PEREZ
NOTARY PUBLIC-OREGON
COMMISSION NO. 967627
MY COMMISSION EXPIRES OCTOBER 11, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mariana Capital USA, LLC

Consolidated Statement of Financial Condition

December 31, 2017

Contents

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Mariana Capital USA, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Mariana Capital USA, LLC, (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Mariana Capital USA, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Mariana Capital USA, LLC's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 12, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

Mariana Capital USA, LLC

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	$ 441,531
Due from clearing firm	135,428
Clearing deposit	250,000
Accounts receivable	638,877
Prepaid expenses	39,687
Security deposits	16,184
Due from parent	164,327
TOTAL ASSETS	$ 1,686,034
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 100,023
Commissions and bonuses payable	914,791
TOTAL LIABILITIES	1,014,814
MEMBER'S EQUITY	671,220
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,686,034

See Report of Independent Registered Public Accounting Firm and
Notes to Consolidated Financial Statements.

1. Organization and Nature of Business

Mariana Capital USA, LLC (The "Company") was formed as a Delaware limited liability company and is solely owned by Mariana USA Holdings, LLC, the "Parent". The broker dealer is registered with the Financial Industry Regulation Authority (FINRA) and the Securities and Exchange Commisisons ("SEC"). The Company currently operates as a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities and options for institutional customers. The Company is exempt from the requirements of rule 15c3-3 of the SEC since it does not take custody of any customer funds or securities. In 2017, the Company opened a wholly-owned subsidiary, Fillmore Advisors Canada, ULC, which operates in Canada and is solely responsible for the remittance of compensation to one employee domiciled in Canada. Fillmore Advisors Canada, ULC does not receive any fees nor does it incur any expenses othe than wages and associated employer costs.

2. Summary of Significant Accounting Policies

a) Principles of Consolidation
The consolidated financial statements include the consolidated accounts of Mariana Capital, LLC and its wholly-owned subsidiary, Fillmore Advisors Canada, ULC ("Fillmore"). All significant intercompany transactions and balances have been eliminated.

b) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

c) Concentration of Credit Risk
The Company's cash is held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

d) Revenue Recognition
Commission income and related income and expense are recorded on a trade date basis.

e) Income Taxes
The Company is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the Parent entity and passed along to the individual members. Accordingly, no provision for income taxes is provided in the financial statements. The tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject.

f) Furniture and Equipment
Furniture and equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method. Cost of furniture and equipment of $44,659 has been fully depreciated at December 31, 2017.

g) Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

h) Accounts receivable
The Company reports all receivables at gross amounts. Historical losses related to accounts receivable have been insignificant, therefore, an allowance related to accounts receivable is not considered necessary at December 31, 2017.

3. Clearing Deposit and Due From Clearing Firm
The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. The Company clears securities transactions through its clearing broker. Receivables due to or from its clearing broker are reconciled monthly and paid in the subsequent month.

4. Commitments

Office Leases
The Company is currently leasing office space in San Francisco, California. The Company has provided a security deposit of $11,000 and annual lease payments amounted to $66,000 in 2017, as included in the statement of income. The lease was renewed as of January 1, 2018 at a reduced monthly rent of $5,275 through December 31, 2018, and on a month to month basis thereafter. Minimum lease payment for 2018 are $63,300.

The Company is currently leasing office space in Park City, Utah. The Company has provided a security deposit of $5,184 and annual lease payments amounted to $39,110 in 2017, as included in the statement of income. The lease commenced on April 1, 2017 and is for a five year term, ending March 31, 2022. The Company's minimum lease payments for this location are as follows:

2018	62,986
2019	64,876
2020	66,822
2021	68,827
2022	40,843

The Company is leasing additional office space in Park City, Utah on a month-to-month basis. Lease payments for this location amounted to $18,750 in 2017.

The Company leased office space in San Francisco, California on a lease that expired in July of 2017. Lease payments for this location amounted to $33,758.

5. Off Balance Sheet Credit Risk

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2017, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

6. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Related Party Transactions

The Company has entered into an agreement with its Parent whereby the Parent will incur certain monthly costs and will be reimbursed or advanced for these costs on a regular basis. The main expense incurred at the Parent level is the processing of employee compensation for the Company via a third party payroll provider. All payroll costs incurred by the Parent are passed down to the Company monthly at 100%. For the year ended December 31. 2017, compensation of $4,760,761 was charged to the Company. As of December 31, 2017, the receivable balance due from the Parent was $164,327, as disclosed on the Statement of Financial Condition.

For the year ended December 31, 2017, the Company had no intercompany balance due to or from Mariana Capital Markets, LLP (MCM), a customer and indirect owner of the Company. The Company provided execution services to MCM in the amount of $11,986. These revenues were offset by various reimbursable expenses, primarily consisting of data service fees, totaling $82,076 that were utilized by the Company in the normal course of business. Both the execution revenues and reimbursable expenses are included in the Statement of Income. No balances were due to or from MCM at December 31, 2017.

8. Customer Concentration

The Company had two customers that represented 73% of total receivables at December 31, 2017. There were also four customers that represented 54% of total revenues for the year ended December 31, 2017.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $343,421 which was $275,767 in excess of its required net capital of $67,654. The Company's percentage of aggregate indebtedness to net capital was approximately 296%.